                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                 [  ]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                             OR

                 [X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE TRANSITION PERIOD FROM MARCH 30, 1998 TO DECEMBER 31, 1998


                         COMMISSION FILE NUMBER 1-13933



                           A. Full title of the Plan:

 VLASIC FOODS INTERNATIONAL INC. SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         VLASIC FOODS INTERNATIONAL INC.
     VLASIC PLAZA, SIX EXECUTIVE CAMPUS, CHERRY HILL, NEW JERSEY 08002-4112
                         TELEPHONE NUMBER: 609-969-7100

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and
Participants of Vlasic Foods International Inc.
Savings and 401(k) Plan for Salaried Employees


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Vlasic Foods International Inc. Savings and 401(k) Plan for Salaried Employees (the "Plan") at December 31, 1998, and the changes in its net assets available for benefits for the period from March 30, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/   PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 18, 1999

                           VLASIC FOODS INTERNATIONAL
                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                               Fund Information
                                                  ---------------------------------------------------------------------
                                                                                       Fidelity Investments
                                                                      -------------------------------------------------
                                                                                                            Spartan
                                                                                   Retirement                 U.S.
                                                  Vlasic   Campbell    Managed       Money       Equity-     Equity
                                                  Stock      Stock     Income       Market       Income      Index
                                                   Fund      Fund     Portfolio    Portfolio      Fund        Fund
                                                  ------   --------   ---------    ----------    -------    --------
ASSETS

Investments, at fair value:
 Common stock funds                               $4,961    $23,840   $  -           $  -         $  -        $  -
 Mutual funds                                        -         -         -            795          4,230       2,254
 Collective trust fund                               -         -       951              -            -           -
 Loans to participants                               -         -         -              -            -           -
                                                  ------    -------   ----           ----         ------      ------
  Total investments                                4,961     23,840    951            795          4,230       2,254
                                                  ------    -------   ----           ----         ------      ------

Net assets available for benefits                 $4,961    $23,840   $951           $795         $4,230      $2,254
                                                  ======    =======   ====           ====         ======      ======



                                                                             Fund Information
                                                   ----------------------------------------------------------------
                                                                   Fidelity Investments
                                                   ------------------------------------------------
                                                                          International
                                                               Growth     Growth &          Asset      Participant
                                                   Magellan    Company    Income            Manager    Loan
                                                   Fund        Fund       Fund              Fund       Fund             Total
                                                   --------    -------    -------------     -------    -----------      -----
ASSETS

Investments, at fair value:
 Common stock funds                                $  -       $  -         $  -              $  -       $  -            $28,801
 Mutual funds                                       5,434      3,173        770               1,283        -             17,939
 Collective trust fund                                -          -            -                 -          -                951
 Loans to participants                                -          -            -                 -        726                726
                                                   ------     ------       ----              ------     ----            -------
  Total investments                                 5,434      3,173        770               1,283      726             48,417
                                                   ------     ------       ----              ------     ----            -------

Net assets available for benefits                  $5,434     $3,173       $770              $1,283     $726            $48,417
                                                   ======     ======       ====              ======     ====            =======

   The accompanying notes are an integral part of these financial statements.

                           VLASIC FOODS INTERNATIONAL
                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

      FOR THE PERIOD FROM MARCH 30, 1998 (INCEPTION) TO DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                        FUND INFORMATION
                                   --------------------------------------------------------------------------------------------
                                                                                       FIDELITY INVESTMENTS
                                                                    -----------------------------------------------------------
                                                                                                                        Spartan
                                                                                      Retirement                          U.S
                                        Vlasic         Campbell       Managed           Money            Equity-         Equity
                                        Stock           Stock         Income           Market            Income          Index
                                        Fund            Fund         Portfolio        Portfolio           Fund           Fund
                                    ----------       ----------     ----------       ----------        ----------     ----------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:

Investment income:
 Net appreciation/(depreciation)
  in fair value of investments      $      431       $   (1,213)    $        -       $        -        $     (110)   $       199
 Interest and dividends                      -              322             41               30               172             28
                                    ----------       ----------     ----------       ----------        ----------     ----------
                                           431             (891)            41               30                62            227
                                    ----------       ----------     ----------       ----------        ----------     ----------
Contributions:
 Participants                              898                -             42               30               390            165
 Employer                                  277                -             10                7                59             26
                                    ----------       ----------     ----------       ----------        ----------     ----------
                                         1,175                -             52               37               449            191
                                    ----------       ----------     ----------       ----------        ----------     ----------
Loan repayments                            139                -              2                3                14             14
Transfer from Campbell Soup
 Company Savings and 401(k) Plan
 for Salaried Employees                  1,290           28,509            768              815             3,916          1,193
Transfer from Vlasic Foods
 International Inc. Savings and
 401(k) Plan for Hourly-Paid
 Employees                                  -                -              -                -                 -              -
                                    ----------       ----------     ----------       ----------        ----------     ----------
     Total additions                     3,035           27,618            863              885             4,441          1,625
                                    ----------       ----------     ----------       ----------        ----------     ----------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Distributions to participants              (72)           (850)             (1)             (52)             (134)           (28)
Loans to participants                      (16)           (107)             (4)              (3)              (72)            (7)
Loan administrative fees                    (1)              -               -                -                (1)             -
                                    ----------       ----------     ----------       ----------        ----------     ----------
     Total deductions                      (89)           (957)             (5)             (55)             (207)           (35)
                                    ----------       ----------     ----------       ----------        ----------     ----------
  Net increase prior to interfund
  transfers                              2,946           26,661            858              830             4,234          1,590
Interfund transfers                      2,015           (2,821)            93              (35)               (4)           664
                                    ----------       ----------     ----------       ----------        ----------     ----------
     Net increase                        4,961           23,840            951              795             4,230          2,254

Net assets available for benefits:
Beginning of period                          -                -              -                -                 -              -
                                    ----------       ----------     ----------       ----------        ----------     ----------
End of period                       $    4,961       $   23,840     $      951       $      795        $    4,230     $    2,254
                                    ==========       ==========     ==========       ==========        ===========    ==========




                                                                 FUND INFORMATION
                                    -------------------------------------------------------------------------------------------
                                                      FIDELITY INVESTMENTS
                                    -----------------------------------------------------------
                                                                  International
                                                       Growth       Growth &           Asset          Participant
                                     Magellan         Company        Income           Manager             Loan
                                       Fund             Fund        Portfolio          Fund               Fund           Total
                                    ----------       ----------     ----------       ----------        ----------     ----------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:

Investment income:
 Net appreciation (depreciation)
  in fair value of Investments          $  539       $      171     $      (38)      $     (128)       $        -     $     (149)
 Interest and dividends                    247              199             27              214                 -          1,280
                                    ----------       ----------     ----------       ----------        ----------     ----------
                                           786              370            (11)              86                 -          1,131
                                    ----------       ----------     ----------       ----------        ----------     ----------
Contributions:
 Participants                              341              227             78               74                 -          2,245
 Employer                                   81               50             17               17                 -            544
                                    ----------       ----------     ----------       ----------        ----------     ----------
                                           422              277             95               91                 -          2,789
                                    ----------       ----------     ----------       ----------        ----------     ----------
Loan repayments                             30                6              6                4              (218)             -
Transfer from Campbell Soup
 Company Savings and 401(k) Plan
 for Salaried Employees                  4,332            2,620            752            1,099               694         45,988
Transfer from Vlasic Foods
 International Inc. Savings and
 401(k) Plan for Hourly-Paid
 Employees                                  -                -              -                -                 7              7
                                    ----------       ----------     ----------       ----------        ----------     ----------
     Total additions                     5,570            3,273            842            1,280               483         49,915
                                    ----------       ----------     ----------       ----------        ----------     ----------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Distributions to participants             (225)            (71)             (8)             (50)               (4)        (1,495)
Loans to participants                      (26)             (5)             (5)              (2)              247              -
Loan administrative fees                    (1)              -               -                -                 -             (3)
                                    ----------       ----------     ----------       ----------        ----------     ----------
     Total deductions                     (252)            (76)            (13)             (52)              243         (1,498)
                                    ----------       ----------     ----------       ----------        ----------     ----------
  Net increase prior to interfund
  transfers                              5,318            3,197            829            1,228               726         48,417
Interfund transfers                        116              (24)           (59)              55                 -              -
                                    ----------       ----------     ----------       ----------        ----------     ----------
     Net increase                        5,434            3,173            770            1,283               726         48,417

Net assets available for benefits:
Beginning of period                          -                -              -                -                 -              -
                                    ----------       ----------     ----------       ----------        ----------     ----------
End of period                       $    5,434       $    3,173     $      770       $    1,283        $      726     $   48,417
                                    ==========       ==========     ==========       ==========        ===========    ==========

  The accompanying notes are an integral part of these financial statements.

                           VLASIC FOODS INTERNATIONAL
                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

     On March 30, 1998, Campbell distributed one share of Vlasic common stock to shareowners of Campbell for every ten shares of Campbell capital stock held at the record date in a tax-free distribution (the "spin-off"). At the time of the spin-off, Vlasic began operations as a separate independent publicly-owned company. In connection with the spin-off, Campbell contributed the following businesses: Swanson frozen foods in the U.S. and Canada, Vlasic pickles, Open Pit barbecue sauce, Campbell's mushrooms in the U.S., Freshbake and non-branded frozen foods and SonA and Rowats pickles and beans in the U.K., Swift and non-branded processed beef in Argentina and Kattus gourmet foods distribution in Germany. In connection with the spin-off, an independent savings and retirement plan was created for employees named the Vlasic Foods International Inc. Savings and 401(k) Plan for Salaried Employees (the "Plan"). The Plan was intended to replace the benefits provided under the Campbell Soup Company Savings and 401(k) Plan for Salaried Employees (the "Campbell Plan") for those participants who became Vlasic employees at the time of the spin-off. The Plan was effective as of the spin-off date, March 30, 1998.

     On April 9, 1998, plan assets of approximately $45,988,000, representing participant account balances, were transferred from the Campbell Plan. As a result of the spin-off, units in the Campbell Stock Fund held in participants' accounts in the Campbell Plan were converted into both units in the Campbell Stock Fund and units in the Vlasic Stock Fund and transferred to the Plan. Participants may elect to continue holding units in the Campbell Stock Fund and units in the Vlasic Stock Fund in their accounts, or participants may elect to liquidate all or a portion of the units and reinvest the proceeds in any other investment fund. However, no future contributions or investment transfers may be made to the Campbell Stock Fund. Dividends paid on Campbell stock will be reinvested in the Vlasic Stock Fund.

     GENERAL
     The Plan is a defined contribution plan covering salaried employees at substantially all of Vlasic's domestic locations. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Document for a more complete description of the Plan's provisions and definition of terms.

     ELIGIBILITY
     Any employee who was a participant in the Campbell Plan at the spin-off date shall be a participant in the Plan. Employees hired after the spin-off who are scheduled to work not less than 1,000 hours in any given year are eligible to participate in the Plan upon their hire date.

     CONTRIBUTIONS
     Participants authorize payroll deductions, which are contributed to the Plan and credited to their individual accounts. Contributions are limited to a before-tax maximum of 10% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's compensation, in multiples of 1%. However, in accordance with the Internal Revenue Code, the amount of a participant's before-tax contribution for calendar year 1998 was limited to $10,000. Participants may also contribute amounts representing rollovers from other qualified plans.

     Vlasic makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's compensation beginning after one full year of service. Vlasic matching contributions are invested in the same funds as the participant's contributions. Vlasic, at its discretion, may also make additional contributions.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contributions and allocations of Vlasic's matching contributions and Plan earnings. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING
     Participants are immediately and fully vested in their contributions plus actual earnings on their contributions. Vesting in the Vlasic matching contribution portion of their accounts plus actual earnings on Vlasic's matching contribution is based on the following:

                                COMPLETED
                            YEARS OF SERVICE                      VESTING
                          One year                                 20%
                          Two years                                40%
                          Three years                              60%
                          Four years                               80%
                          Five years or more                      100%


     INVESTMENT OPTIONS
     Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following ten investment options.

     Vlasic Stock Fund. Funds are invested in Vlasic Foods International Inc. common stock, with a small portion invested in short-term money market instruments for liquidity.

     Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments which invests in short- and long-term investment contracts issued by insurance companies, banks, and other financial institutions.

     Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and foreign issuers.

     Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

     Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in shares of the Standard & Poor's 500 stock index.

     Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

     Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

     International Growth & Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in foreign securities.

     Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and foreign markets.

     In addition to the above investment options, the Plan also permits funds to remain invested in the Campbell Stock Fund. These funds are invested in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

     PARTICIPANT LOANS
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the Participant Loan Fund. Loan terms range from 1 to 4.5 years. Loans are secured by the balance in a participant's account and bear interest at two points above the prime rate in effect on the first business day of the calendar quarter in which the loan was originated. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS
     Participants with five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of their account balance, except the portion attributable to their before-tax vested account balance. Participants age 59-1/2 or older may withdraw all or a portion of their vested account balance. Participants under age 59-1/2 may withdraw from their before-tax account balance without penalty only if immediate and heavy financial hardship is demonstrated.

     Upon termination of employment, participants under age 55 will receive a lump sum amount equal to the vested value of their account. Participants have the option to leave their account in the Plan if the balance is greater than $5,000. Participants age 55 or older may receive distributions in the form of a lump sum or in periodic installments.

     FORFEITED ACCOUNTS
     At December 31, 1998, forfeited Vlasic matching contributions in nonvested accounts totaled approximately $3,900. These accounts will be used to reduce future Vlasic matching contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements have been prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust fund is valued at cost, which approximates fair value. The fair value of the Vlasic Stock Fund and the Campbell Stock Fund approximates the market value. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     USE OF ESTIMATES
     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   TAX STATUS

     Vlasic applied for a determination letter on April 15, 1999. The Internal Revenue Service is currently reviewing the Plan and its qualifications under the Internal Revenue Code. The Plan Administrator believes that the Plan is designed and operated in accordance with applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes is required.

4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

5.   PLAN TERMINATION

     Although Vlasic has not expressed any intent to do so, Vlasic has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                           VLASIC FOODS INTERNATIONAL
                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                               ITEM 27a FORM 5500
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998
                                 (IN THOUSANDS)


     IDENTITY OF ISSUE           DESCRIPTION OF INVESTMENT                COST      CURRENT VALUE

* Vlasic Foods International Inc.  Common Stock Fund                   $ 3,848         $ 4,961
* Campbell Soup Company            Common Stock Fund                    10,624          23,840
* Fidelity Investments             Managed Income Portfolio                951             951
* Fidelity Investments             Retirement Money Market Portfolio       795             795
* Fidelity Investments             Equity-Income Fund                    4,331           4,230
* Fidelity Investments             Spartan U.S. Equity Index Fund        2,045           2,254
* Fidelity Investments             Magellan Fund                         4,887           5,434
* Fidelity Investments             Growth Company Fund                   3,006           3,173
* Fidelity Investments             International Growth & Income Fund      804             770
* Fidelity Investments             Asset Manager Fund                    1,401           1,283
  Vlasic Foods International Inc.
    Savings and 401(k) Plan
    for Salaried Employees         Participant loans, 10.12% to 10.50%       -             726

* Party-in-interest

                           VLASIC FOODS INTERNATIONAL
                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                               ITEM 27d FORM 5500

                       SCHEDULE OF REPORTABLE TRANSACTIONS
       FOR THE PERIOD FROM MARCH 30, 1998 (INCEPTION) TO DECEMBER 31, 1998
                                 (IN THOUSANDS)

(SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF THE PLAN'S ASSETS AS OF MARCH 30, 1998 AS DEFINED IN SECTION 2520.103-6 OF THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER ERISA.)


                                                                                                        CURRENT
                                                                                                       VALUE OF
                                                                                                       ASSET ON
IDENTITY OF                                    TRANSACTION      PURCHASE      SELLING     C0ST OF     TRANSACTION   NET GAIN
PARTY INVOLVED        DESCRIPTION OF ASSET         TYPE          PRICE         PRICE    ASSETS SOLD      DATE       OR (LOSS)

Vlasic Foods          Common Stock Fund          Purchases      $3,470        $    -      $    -        $3,470       $    -
 International Inc.                                Sales             -           229         192           229           37

Campbell Soup         Common Stock Fund          Purchases           -             -           -             -            -
 Company                                           Sales             -         3,456       1,753         3,456        1,703

Fidelity Investments  Magellan Fund              Purchases         998             -           -           998            -
                                                   Sales             -           435         443           435           (8)

Fidelity Investments  Equity-Income Fund         Purchases         700             -           -           700            -
                                                   Sales             -           277         285           277           (8)

Fidelity Investments  Growth Company Fund        Purchases         649             -           -           649            -
                                                   Sales             -           267         262           267            5

Fidelity Investments  International Growth &     Purchases         162             -           -           162            -
                       Income Fund                 Sales             -           106         110           106           (4)

Fidelity Investments  Asset Manager Fund         Purchases         580             -           -           580           --
                                                   Sales             -           269         278           269           (9)

Fidelity Investments  Retirement Money           Purchases         206             -           -           206            -
                       Market Portfolio            Sales             -           226         226           226            -

Fidelity Investments  Managed Income Portfolio   Purchases       1,050             -           -         1,050            -
                                                   Sales             -           867         867           867            -

Fidelity Investments  Spartan U.S. Equity        Purchases       1,030             -           -         1,030            -
                       Index Fund                  Sales             -           168         178           168          (10)

                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                             VLASIC FOODS INTERNATIONAL INC.
                             SAVINGS AND 401(k) PLAN FOR
                             SALARIED EMPLOYEES




Date:  June 29, 1999         By:                   /s/ Joseph Adler
                                 ----------------------------------------------
                                                      Joseph Adler
                                                   Plan Administrator

                                INDEX TO EXHIBITS


         EXHIBIT                                            PAGE
         -------                                            ----
     1. Consent of Independent Accountants                   12